SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 6)

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

Robert L. Vitale
EIG Management Company, LLC
1700 Pennsylvania Ave. NW
Suite 800
Washington, D.C.  20006
202-600-3304

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIG BBTS Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,098,135 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,098,135 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,098,135 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.3% (4)

14	TYPE OF REPORTING PERSON
OO - limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 14,646,129 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of EIG BBTS Holdings, LLC to SHB, EIG BBTS Holdings, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016 and the 8,029,729 Common Units received from the Issuer on May 2, 2016 in exchange for the Contribution Amount contributed by Southcross Holdings LP (“Holdings”) pursuant to the Equity Cure Agreement.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIG Management Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,098,135 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,098,135 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,098,135 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.3% (4)

14	TYPE OF REPORTING PERSON
OO/IA – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 14,646,129 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of EIG Management Company, LLC to SHB, EIG Management Company, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016 and the 8,029,729 Common Units received from the Issuer on May 2, 2016 in exchange for the Contribution Amount contributed by Southcross Holdings LP (“Holdings”) pursuant to the Equity Cure Agreement.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
EIG Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,098,135 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,098,135 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,098,135 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.3% (4)

14	TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 14,646,129 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of EIG Asset Management, LLC to SHB, EIG Asset Management, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016 and the 8,029,729 Common Units received from the Issuer on May 2, 2016 in exchange for the Contribution Amount contributed by Southcross Holdings LP (“Holdings”) pursuant to the Equity Cure Agreement.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
EIG Global Energy Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,098,135 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,098,135 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,098,135 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.3% (4)

14	TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 14,646,129 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of EIG Global Energy Partners, LLC to SHB, EIG Global Energy Partners, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016 and the 8,029,729 Common Units received from the Issuer on May 2, 2016 in exchange for the Contribution Amount contributed by Southcross Holdings LP (“Holdings”) pursuant to the Equity Cure Agreement.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
The R. Blair Thomas 2010 Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,098,135 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,098,135 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,098,135 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.3% (4)

14	TYPE OF REPORTING PERSON
OO – Trust

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 14,646,129 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of The R. Blair Thomas 2010 Irrevocable Trust to SHB, The R. Blair Thomas 2010 Irrevocable Trust may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016 and the 8,029,729 Common Units received from the Issuer on May 2, 2016 in exchange for the Contribution Amount contributed by Southcross Holdings LP (“Holdings”) pursuant to the Equity Cure Agreement.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
R. Blair Thomas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,098,135 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,098,135 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,098,135 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.3% (4)

14	TYPE OF REPORTING PERSON
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 14,646,129 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of R. Blair Thomas to SHB, Mr. Thomas may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016 and the 8,029,729 Common Units received from the Issuer on May 2, 2016 in exchange for the Contribution Amount contributed by Southcross Holdings LP (“Holdings”) pursuant to the Equity Cure Agreement.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Randall Wade 2010 Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,098,135 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,098,135 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,098,135 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.3% (4)

14	TYPE OF REPORTING PERSON
OO - Trust

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 14,646,129 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of The Randall Wade 2010 Irrevocable Trust to SHB, The Randall Wade 2010 Irrevocable Trust may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016 and the 8,029,729 Common Units received from the Issuer on May 2, 2016 in exchange for the Contribution Amount contributed by Southcross Holdings LP (“Holdings”) pursuant to the Equity Cure Agreement.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Kristina Wade 2010 Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,098,135 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,098,135 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,098,135 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.3% (4)

14	TYPE OF REPORTING PERSON
OO - Trust

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 14,646,129 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of The Kristina Wade 2010 Irrevocable Trust to SHB, The Kristina Wade 2010 Irrevocable Trust may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016 and the 8,029,729 Common Units received from the Issuer on May 2, 2016 in exchange for the Contribution Amount contributed by Southcross Holdings LP (“Holdings”) pursuant to the Equity Cure Agreement.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Randall S. Wade

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,098,135 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,098,135 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,098,135 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.3% (4)

14	TYPE OF REPORTING PERSON
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 14,646,129 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of Randall S. Wade to SHB, Mr. Wade may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016 and the 8,029,729 Common Units received from the Issuer on May 2, 2016 in exchange for the Contribution Amount contributed by Southcross Holdings LP (“Holdings”) pursuant to the Equity Cure Agreement.

This Amendment No. 6 amends and supplements the Schedule 13D first filed August 14, 2014 (the “Original Schedule 13D” and, as amended by that certain Amendment No. 1 filed on December 8, 2014, that certain Amendment No. 2 filed on May 15, 2015, that certain Amendment No. 3 filed on February 17, 2016, that certain Amendment No. 4 filed on April 6, 2016, that certain Amendment No. 5 filed on April 13, 2016 and this Amendment No. 6, this “Schedule 13D”), and is being filed jointly by the Filing Parties with respect to the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units of SXE (as hereinafter defined).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D, as previously amended.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D (as previously amended) is hereby amended by amending and restating the second paragraph as follows:

Southcross Holdings Borrower LP (“SHB”) owns of record 14,646,129 Common Units, all 15,958,990 Class B Convertible Units and 12,213,713 Subordinated Units that are outstanding and Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.  SHB is an indirect, wholly owned subsidiary of Southcross Holdings LP (“Holdings”).  Holdings, through its indirect ownership of SHB, controls the activities of SHB.  Southcross Holdings GP LLC (“Holdings GP”) is the general partner of Holdings and in such capacity, controls the activities of Holdings.  Holdings GP is managed by a board of directors (the “Holdings GP Board”) who have the power and authority to manage and control the business and affairs of Holdings GP, including its control of the activities of Holdings.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D (as previously amended) is hereby amended by adding the following paragraph:

Pursuant to the Equity Cure Agreement, on March 30, 2016, Holdings contributed from cash on hand $11,884,000 (the “Contribution Amount”) to the Issuer and, in exchange, on May 2, 2016 SHB received 8,029,729 Common Units.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D (as previously amended) is hereby amended by adding the following to subparagraph (a):

On May 2, 2016, SHB received 8,029,729 Common Units from Issuer in exchange for the Contribution Amount, pursuant to the Equity Cure Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D (as previously amended) is hereby amended by amending and restating the first paragraph as follows:

SHB owns of record 14,646,129 Common Units, all 15,958,990 Class B Convertible Units and 12,213,713 Subordinated Units that are outstanding and Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.  SHB is owned 100% by Southcross Holdings Guarantor LP (“Guarantor”) and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC (“SHB GP”), which is owned 100% by Guarantor.  Guarantor is owned 100% by Holdings and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned 100% by Holdings.

Item 5 of the Original Schedule 13D (as previously amended) is further amended by amending and restating the fifth paragraph as follows:

As a result of the relationship of EIG to Holdings and Holdings GP and the relationship of the Filing Parties among themselves as described in Item 2 of this Schedule 13D, each Filing Party may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units (including the Unpaid Class B PIK Rights) and Subordinated Units held of record by SHB, which (taking into account in the Unpaid Class B PIK Rights and giving effect to the conversion of such Class B Convertible Units and Subordinated Units as described in Item 1 of this Schedule 13D) constitutes approximately 66.3% of the Common Units (based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016 and the 8,029,729 Common Units received from the Issuer on May 2, 2016 in exchange for the Contribution Amount contributed by Holdings pursuant to the Equity Cure Agreement).

Item 7. Materials to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement*

Exhibit 2.	Equity Cure Contribution Agreement, dated March 17, 2016, by and between Southcross Energy Partners, L.P. and Southcross Holdings LP.**

* Previously filed as an Exhibit to the Original Schedule 13D (as amended previously) and incorporated by reference herein.

** Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated March 17, 2016, and filed on March 22, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 2, 2016

EIG BBTS Holdings, LLC,
a Texas limited liability company

By:	EIG Management Company, LLC,
its Manager

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

EIG Management Company, LLC,
a Delaware limited liability company

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

EIG Asset Management, LLC,
a Delaware limited liability company

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

EIG Global Energy Partners, LLC,
a Delaware limited liability company

By:	/s/ R. Blair Thomas
R. Blair Thomas,
Chief Executive Officer

By:	/s/ Robert L. Vitale
Robert L. Vitale, General Counsel

R. Blair Thomas 2010 Irrevocable Trust

By:	/s/ R. Blair Thomas
R. Blair Thomas, Trustee

/s/ R. Blair Thomas
R. Blair Thomas

The Randall Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
Randall S. Wade, Trustee

The Kristina Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
Randall S. Wade, Trustee

/s/ Randall S. Wade
Randall S. Wade